Exhibit 99.2

[●], 2022

To: Galaxy Payroll Group Limited (the “Company”)

25th Floor, Ovest

77 Wing Lok Street

Sheung Wan, Hong Kong

Dear Sirs or Madams:

We are lawyers qualified in the People’s Republic of China (the “PRC” or “China”, which, for purposes of this opinion only, does not include the Hong Kong Special Administrative Region (“Hong Kong”), the Macau Special Administrative Region (“Macau”) or Taiwan) and as such are qualified to issue this opinion on the laws and regulations of the PRC effective and publicly available as of the date hereof.

We are acting as the PRC counsel to the Company regarding certain matters as set forth in the Company’s registration statement on Form F-1 (File No.: [●]), including all amendments or supplements thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission under the U.S. Securities Act of 1933 (as amended) in relation to the proposed initial public offering (the “Offering”) of the ordinary shares of the Company (the “Ordinary Shares”) and the Company’s proposed listing of the Ordinary Shares on the Nasdaq Capital Market.

A.	Documents and Assumptions

In rendering this opinion, we have carried out due diligence and examined copies of the Registration Statement and certain factual statements and documents provided by the Company (collectively the “Documents”) as we have considered necessary or advisable for the purpose of rendering this opinion. Where certain facts were not independently established or verified by us, we have relied upon certificates or statements issued or made by the relevant Governmental Agencies (as defined below) and appropriate representatives of the Company and the PRC Company (as defined below). In giving this opinion, we have made the following assumptions without further enquiry (the “Assumptions”):

(1)	all signatures, seals and chops are genuine, each signature on behalf of a party thereto is that of a person duly authorized by such party to execute the same, all Documents submitted to us as originals are authentic, and all Documents submitted to us as certified or photostatic copies conform to the originals;

(2)	each of the parties to the Documents, other than the PRC Company, (i) if a legal person or other entity, is duly organized and is validly existing in good standing under the laws of its jurisdiction of organization and/or incorporation, (ii) if an individual, has full capacity for civil conduct; each of them, other than the PRC Company, has full power and authority to execute, deliver and perform its, her or his obligations under the Documents to which it, she or he is a party in accordance with the laws of its jurisdiction of organization and/or the laws that it, she or he is subject to;

(3)	the Documents presented to us remain in full force and effect on the date of this opinion and have not been revoked, amended or supplemented, and no amendments, revisions, supplements, modifications or other changes have been made, and no revocation or termination has occurred, with respect to any of the Documents after they were submitted to us for the purposes of this opinion;

(4)	the laws of jurisdictions other than the PRC which may be applicable to the execution, delivery, performance or enforcement of the Documents are complied with;

(5)	all requested Documents have been provided to us and all factual statements made to us by the Company and the PRC Company in connection with this opinion, including but not limited to the statements set forth in the Documents, are true, correct and complete;

(6)	all explanations and interpretations provided by government officials duly reflect the official position of the relevant Governmental Agencies and are complete, true and correct;

(7)	each of the Documents is legal, valid, binding and enforceable in accordance with their respective governing laws in any and all respects;

(8)	all consents, licenses, permits, approvals, exemptions or authorizations required by, and all required registrations or filings with, any governmental authority or regulatory body of any jurisdiction other than the PRC in connection with the transactions contemplated under the Registration Statement and other Documents have been obtained or made, and are in full force and effect as of the date thereof; and

(9)	all Governmental Authorizations (as defined below) and other official statements and documentation obtained by the Company and/or the PRC Company from any Governmental Agency have been obtained by lawful means in due course, and the Documents provided to us conform with those documents submitted to Governmental Agencies for such purposes.

In addition, we have assumed and have not verified the truthfulness, accuracy, and completeness as to factual matters of each Document we have reviewed.

B.	Definitions

In addition to the terms defined in the context of this opinion, the following capitalized terms used in this opinion shall have the meanings ascribed to them as follows.

“Governmental Agency”	means any national, provincial or local governmental, regulatory or administrative authority, agency or commission in the PRC, or any court, tribunal or any other judicial or arbitral body in the PRC, or any body exercising, or entitled to exercise, any administrative, judicial, legislative, law enforcement, regulatory, or taxing authority or power of a similar nature in the PRC.

“Governmental Authorization”	means any license, approval, consent, waiver, order, sanction, certificate, authorization, filing, declaration, disclosure, registration, exemption, permission, endorsement, annual inspection, clearance, qualification, permit or license by, from or with any Governmental Agency pursuant to any PRC Laws.

“Intellectual Properties”	means the domain names which have been filed with the relevant Governmental Agencies in accordance with PRC Laws as of [June 27], 2022 and listed in Appendix B hereof.

“Material Adverse Effect”	means material adverse effect on the conditions (financial or otherwise), results of operations, business, or assets of the Company and the PRC Company taken as a whole.

“New M&A Rules”	means the Provisions on Merging and Acquiring Domestic Enterprises by Foreign Investors, which was promulgated by six Governmental Agencies, namely, the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission (the “CSRC”), and the State Administration of Foreign Exchange, on August 8, 2006 and became effective on September 8, 2006, as amended by the Ministry of Commerce on June 22, 2009.

“PRC Company”	means the entity listed in Appendix A hereof.

“PRC Laws”	means all applicable national, provincial and local laws, regulations, rules, notices, orders, decrees and judicial interpretations of the PRC currently in effect and publicly available on the date of this opinion.

C.	Opinions

Based on our review of the Documents and subject to the Assumptions and the Qualifications (as defined below), as of the date hereof, we are of the opinion that:

(1)	The PRC Company has been duly established and is validly existing as a limited liability company under PRC Laws, and has received all Governmental Authorizations for its establishment to the extent such Governmental Authorizations are required under applicable PRC Laws, and its business license is in full force and effect. The PRC Company has the capacity and authority to own assets, to conduct business, and to sue and be sued in its own name under PRC Laws. The articles of association and the business license of the PRC Company comply with the requirements of applicable PRC Laws and are in full force and effect. To the best of our knowledge after due inquiry, the PRC Company has not taken any corporate action, nor does it have any legal proceedings commenced against it, for its liquidation, winding up, dissolution, or bankruptcy, for the appointment of a liquidation committee, team of receivers or similar officers in respect of its assets or for any adverse suspension, withdrawal, revocation or cancellation of its business license.

(2)	The registered capital of the PRC Company has been duly paid in accordance with applicable PRC Laws and its articles of association. To the best of our knowledge after due inquiry, (i) all the equity interests of the PRC Company are owned by its shareholder, and (ii) the PRC Company has obtained all Governmental Authorizations for the ownership interests owned by its shareholder set out in Appendix A. To the best of our knowledge after due inquiry, the equity interests of the PRC Company are owned by its shareholder free and clear of any pledge or other encumbrance under PRC Laws.

(3)	Except as disclosed in the Registration Statement, (i) the ownership structure of the PRC Company as set forth in the Registration Statement, does not and will not, immediately after giving effect to the Offering, result in any violation of applicable PRC Laws in any material aspects, and (ii) no Governmental Authorization, other than those already obtained, is required to be obtained by the Company or the PRC Company under PRC Laws for the establishment of such ownership structure in all material respects.

(4)	Except as disclosed in the Registration Statement, and to the best of our knowledge after due inquiry, (i) the PRC Company has full legal right, power and capacity to own, lease, license or use properties and assets and conduct its business in the manner presently conducted and as described in the Registration Statement; (ii) the PRC Company has obtained all material Governmental Authorizations necessary for its business operations as described in the Registration Statement, and such Governmental Authorizations are in full force and effect; (iii) the PRC Company is not currently subject to any notification of outstanding proceedings related to the modification, suspension or revocation of any such Governmental Authorizations; and (iv) the PRC Company is not in violation of any PRC Law or any Governmental Authorization of the PRC Company, or any judgment or award of any PRC court issued against the PRC Company, except for such violation which would not be reasonably expected to have a Material Adverse Effect.

(5)	To the best of our knowledge after due inquiry, the Intellectual Properties have been legally filed with the relevant Governmental Agency under PRC Laws, and the PRC Company has the legal right to use such Intellectual Properties set forth opposite its name in Appendix B. To the best of our knowledge after due inquiry, (i) the PRC Company is not currently subject to any notice of outstanding infringement of or conflict with any intellectual property rights of others in the PRC; and (ii) no Intellectual Property is currently subject to any outstanding decree, order, injunction, judgment or ruling restricting the use of such Intellectual Property in the PRC that would impair the validity or enforceability of such Intellectual Property, except, in each case under clauses (i) and (ii), for those that would not be reasonably expected to have a Material Adverse Effect.

(6)	To the best of our knowledge after due inquiry and except as disclosed in the Registration Statement, unless otherwise indicated in Appendix C or where the defects in the leasehold interests would not be expected to have a Material Adverse Effect, such real property lease agreement listed in Appendix C is legally binding and enforceable in accordance with its terms under PRC Laws.

(7)	Except as disclosed in the Registration Statement, all dividends declared and payable upon the equity interests in the PRC Company may be converted into foreign currency and freely transferred out of the PRC free of any deductions in the PRC, provided that (i) the declaration and payment of such dividends complies with applicable PRC Laws and the constitutional documents of the PRC Company, and (ii) the remittance of such dividends out of the PRC complies with the procedures required by relevant PRC Laws relating to foreign exchange and tax administration.

(8)	To the best of our knowledge after due inquiry, no material labor legal proceeding with the employees of the PRC Company exists and there is no action, suit, proceeding, or investigation before or brought by any Governmental Agency against the PRC Company on labor or employment matters, except, in each case, for those that would not be reasonably expected to have a Material Adverse Effect.

(9)	Except as disclosed in the Registration Statement, and to the best of our knowledge after due inquiry, the PRC Company is not currently subject to any outstanding notice from any Governmental Agency assessing any material tax deficiency against, or imposing any material penalty on, the PRC Company in connection with its payment of PRC taxes.

(10)	To the best of our knowledge after due inquiry, there are no legal, arbitral or governmental proceedings, or other governmental decisions, rulings, orders, or actions before any Governmental Agencies in progress or pending in the PRC to which the PRC Company is a party or to which any assets of the PRC Company is a subject which, if determined adversely against the PRC Company, would be reasonably expected to have a Material Adverse Effect.

(11)	The statements in the Registration Statement under the sections entitled “Prospectus Summary”, “Risk Factors”, “Corporate History and Structure”, “Enforceability of Civil Liabilities”, “Dividend Policy”, “Business”, “Regulations” and “Taxation - People’s Republic of China Enterprise Taxation”, to the extent that they describe or summarize matters of PRC Laws, do not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements, in light of the circumstances under which they are made, not misleading in all material respects.

(12)	The New M&A Rules, among other things, purport to require CSRC approval prior to the listing and trading on an overseas stock exchange of the securities of an offshore special purpose vehicle established or controlled directly or indirectly by PRC companies or individuals and formed for the purpose of overseas listing through the acquisition of PRC domestic interests held by such PRC companies or individuals. Based on our understanding of the explicit provisions under PRC Laws, except as disclosed in the Registration Statement, and assuming no offer, issuance or sale of the Ordinary Shares has been or will be made directly or indirectly within the PRC, a prior approval from the CSRC is not required for the Offering. However, there are substantial uncertainties regarding the interpretation and application of the New M&A Rules, other PRC Laws and future PRC laws and regulations, and there can be no assurance that any Governmental Agency will not take a view that is contrary to or otherwise different from our opinions stated herein.

(13)	Subject to any applicable administrative procedures required by PRC Laws, and provided that all required Governmental Authorizations have been duly obtained, the due application of the net proceeds to be received by the Company from the issue and sale of the Ordinary Shares as disclosed in the Registration Statement under the caption “Use of Proceeds” does not and immediately after the Offering will not contravene any applicable PRC Laws, the articles of association or the business license of the PRC Company in all material aspects.

(14)	To the best of our knowledge after due inquiry, under PRC Laws, neither the PRC Company, nor its properties, assets or revenues, are entitled to any right of immunity on the grounds of sovereignty or otherwise from any legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any court, from services of process, from attachment prior to or in aid of execution of any judgment, or from other legal processes or proceedings for the giving of any relief or for the enforcement of any judgment.

(15)	Based on the Company’s confirmation that the Company and its subsidiaries (1) do not hold personal information of over one million users; (2) processes data for the sole purpose of human resource services, which does not involve data processing activities that affect or may affect national security; and (3) have not been informed by any Governmental Agency of any requirement that they file for a cybersecurity review, and except as disclosed in the Registration Statement and to the best of our knowledge after due inquiry, (A) the creation, issuance and allotment of the Ordinary Shares and (B) the listing of the Ordinary Shares on the Nasdaq Capital Market, (i) do not currently require any Governmental Authorization, assuming no offer, issuance or sale of the Ordinary Shares has been or will be made directly or indirectly within the PRC; (ii) do not and immediately after the Offering, will not, (x) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any material indenture, mortgage, deed of trust, loan agreement or other agreement or instrument governed by PRC Laws and known to us to which the PRC Company is a party or by which the PRC Company is bound, (y) result in any violation of the provisions of the articles of association or the business license of the PRC Company, or (z) result in any violation of any explicit provision of PRC Laws, assuming no offer, issuance or sale of the Ordinary Shares has been or will be made directly or indirectly within the PRC, except for such conflicts, breaches, violations or defaults under clauses (x) to (z) which would not be reasonably expected to have a Material Adverse Effect.

Although we are not passing upon, and do not assume any responsibility for the truthfulness, accuracy, completeness or fairness of the statements contained in the Registration Statement, we have no reason to believe that as of the date of the Registration Statement or the date hereof, the Registration Statement (other than the financial statements and related schedules therein as well as relevant disclosures regarding financial treatment, to which we do not express any opinion) contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

In rendering this opinion, we have relied, with your permission, (A) as to all legal matters involving United States federal securities and New York State law, upon the opinions of Pryor Cashman LLP, the United States counsel to the Company, (B) as to all matters involving the laws of the British Virgin Islands, upon the opinions of Forbes Hare, the British Virgin Islands counsel to the Company, (C) as to all matters involving the laws of Hong Kong, upon the opinions of Han Kun Law Offices (our Hong Kong office), the Hong Kong counsel to the Company, and (D) as to all matters of fact (but not as to legal conclusions), to the extent we deem proper, on certificates and confirmations of responsible officers of the Company, the PRC Company and Governmental Agencies.

Our opinions expressed above are subject to the following qualifications (the “Qualifications”):

(1)	Our opinions are limited to PRC Laws of general application on the date hereof. We have made no investigation of, and do not express or imply any views on, the laws of any jurisdiction other than the PRC, and we have assumed that no such other laws would affect our opinions expressed above.

(2)	PRC Laws referred to herein are laws and regulations publicly available and currently in force on the date hereof and there is no guarantee that any of such laws and regulations, or the interpretation or enforcement thereof, will not be changed, amended or revoked in the future with or without retrospective effect.

(3)	Our opinions are subject to (i) applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws in the PRC affecting creditors’ rights generally, and (ii) possible judicial or administrative actions or any PRC Laws affecting creditors’ rights.

(4)	Our opinions are subject to the effects of (i) certain legal or statutory principles affecting the enforceability of contractual rights generally under the concepts of public interests, social ethics, national security, good faith, fair dealing, and applicable statutes of limitation; (ii) any circumstance in connection with the formulation, execution or performance of any legal documents that would be deemed materially mistaken, clearly unconscionable, fraudulent, coercionary or concealing illegal intentions with a lawful form; (iii) judicial discretion with respect to the availability of specific performance, injunctive relief, remedies or defenses, or the calculation of damages; and (iv) the discretion of any competent PRC legislative, administrative or judicial bodies in exercising their authority in the PRC.

(5)	This opinion is issued based on our understanding of PRC Laws. For matters not explicitly provided under PRC Laws, the interpretation, implementation and application of the specific requirements under PRC Laws, as well as their application to and effect on the legality, binding effect and enforceability of certain contracts, are subject to the final discretion of competent PRC legislative, administrative and judicial authorities. Under PRC Laws, foreign investment is restricted in certain industries. The interpretation and implementation of these laws and regulations are subject to the discretion of the competent Governmental Agency.

(6)	The term “enforceable” or “enforceability” as used in this opinion means that the obligations assumed by the relevant obligors under the relevant Documents are of a type which the courts of the PRC may enforce. It does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their respective terms and/or additional terms that may be imposed by the courts. As used in this opinion, the expression “to the best of our knowledge after due inquiry” or similar language with reference to matters of fact refers to the current, actual knowledge of the attorneys of this firm who have worked on matters for the Company in connection with the Offering and the transactions contemplated thereby. We may rely, as to matters of fact (but not as to legal conclusions), to the extent we deem proper, on certificates and confirmations of responsible officers of the Company, the PRC Company and Governmental Agencies.

(7)	We have not undertaken any independent investigation, search or other verification action to determine the existence or absence of any fact or to prepare this opinion, and no inference as to our knowledge of the existence or absence of any fact should be drawn from our representation of the Company or the PRC Company or the rendering of this opinion.

(8)	This opinion is intended to be used in the context which is specifically referred to herein; each paragraph shall be construed as a whole and no part shall be extracted and referred to independently.

This opinion is strictly limited to the matters stated herein and no opinion is implied or may be inferred beyond the matters expressly stated herein. The opinions expressed herein are rendered only as of the date hereof, and we assume no responsibility to advise you of facts, circumstances, events or developments that hereafter may be brought to our attention and that may alter, affect or modify the opinion expressed herein.

This opinion is given for the benefit of the addressee hereof in connection with this Offering. Without our express prior written consent, neither this opinion nor our opinions herein may be disclosed to or relied upon by any person other than the addressee, except where such disclosure is required to be made by applicable law or is requested by any court, regulatory or governmental authority, in each case on a non-reliance basis and with a prior written notice provided to us.

We hereby consent to the use of this opinion in, and the filing hereof as an exhibit to, the Registration Statement, and to the reference to our name in such Registration Statement. In giving such consent, we do not thereby admit that we come within the category of the persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the regulations promulgated thereunder.

Yours faithfully,

HAN KUN LAW OFFICES

Appendix A

The PRC Company

No.	Name of the PRC Company	Unified Social Credit Code	Shareholder (% of Equity Interests)
1.	Galaxy Corporate Management Consultancy (Shenzhen) Limited (迦里仕企业管理咨询（深圳）有限公司)	91440300MA5F10GP1L	GALAXY PAYROLL (CHINA) LIMITED (100%)

Appendix A

Appendix B

Intellectual Properties

1.	Domain Names

No.	Domain Name	Registrant	Registration Date	Expiration Date
1.	Huagaobao.cn	Galaxy Corporate Management Consultancy (Shenzhen) Limited (迦里仕企业管理咨询（深圳）有限公司)	2021-05-17	2023-05-17
2.	Galaxy-hk.cn	Galaxy Corporate Management Consultancy (Shenzhen) Limited (迦里仕企业管理咨询（深圳）有限公司)	2022-04-14	2023-04-14

Appendix B

Appendix C

Lease Agreement

No.	Lessor	Lessee	Address	Term of Lease
1.	Shenzhen Aoxinya Real Estate Development Co., Ltd. (深圳澳新亚物业发展有限公司)	Galaxy Corporate Management Consultancy (Shenzhen) Limited (迦里仕企业管理咨询（深圳）有限公司)	Room 2901, 2092 and 2903, Aoxinya Building, Caitian South Road, Futian District, Shenzhen (深圳市福田区彩田南路澳新亚大厦2901、2902和2903)	2021.06.01-2024.05.31

Notes:

(1)	Under the lease agreement entered into between Shenzhen Aoxinya Real Estate Development Co., Ltd. (深圳澳新亚物业发展有限公司) and the PRC Company, the legal owner of Room 2903 of the building is Yingdan Li (李映丹) other than the lessor. As of the date hereof, we have not been provided with any written consent given by the owner regarding this lease or sublease of Room 2903 to the PRC Company.

(2)	As of the date hereof, only Room 2901 under the above lease agreement has been registered with relevant Governmental Agency pursuant to applicable PRC Laws, as presented by the housing tenancy registration certificate issued on May 25, 2021.

Appendix C